SEC

16003001

SEC Mail Processing Section

FEB 19 2016

Washington DC 409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JEGI, LLC

OFFICIAL USE ONLY
134887
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 18th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Hitzig 212 754-0710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL LLP
(Name – *if individual, state last, first, middle name*)

535 Fifth Avenue, 16th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bill Hitzig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JEGI, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CCO

Title

RUTH M. BALLETTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA5009499
Qualified in Westchester County
My Commission Expires March 15, 2019

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2015

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
CONTENTS

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Managing Member
JEGI, LLC

We have audited the accompanying financial statements of JEGI, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of JEGI, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of JEGI, LLC's financial statements. The supplemental information is the responsibility of JEGI, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ KBL, LLP
New York, NY
February 17, 2016

535 Fifth Avenue, 16th Floor, New York, NY 10017 **212.785.9700**

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$	79,099
Prepaid expenses		889
Total Assets	$	79,988

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	7,600
Accounts payable to related parties		15,329
Total Liabilities		22,929
Member's equity		57,059
Total Liabilities and Member's Equity	$	79,988

The accompanying notes are an integral part of these financial statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Fee Income	$ 150,000
Expenses:	
Salaries and benefits	130,709
Occupancy	56,774
Commissions	30,000
Professional fees	15,000
Regulatory fees and expenses	10,741
Other expenses	7,172
	250,396
Net (loss)	$ (100,396)

The accompanying notes are an integral part of these financial statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

Balance at December 31, 2014	$	107,455
Net (loss)		(100,396)
Member's contributions		50,000
Balance at December 31, 2015	$	57,059

The accompanying notes are an integral part of these financial statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net (loss)	$ (100,396)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	1,138
Increase in accounts payable and accrued expenses	1,653
Decrease in accounts payable to related parties	(887)
Total adjustments	1,904
Net cash used in operating activities	(98,492)
Cash flows from financing activities:	
Member's contributions	50,000
Net cash provided by financing activities	50,000
Net decrease in cash	(48,492)
Cash at beginning of the year	127,591
Cash at end of the year	$ 79,099

Supplemental Disclosure of Cash Flow Information

Interest paid	$ --
Income taxes paid	$ --

The accompanying notes are an integral part of these financial statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

JEGI, LLC (the "Company") was organized as a single member Limited Liability Company in November 2004, in the state of New York and is a wholly owned subsidiary of Jordan, Edmiston Group, Inc (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 1, 2005, the Central Registration Depository ("CRD") membership effective date. The Company advises media and information companies with respect to mergers and/or acquisitions involving the raising of capital and sale of stock. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC").

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Accounting basis
The Company uses the accrual basis of accounting for financial statements. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Income Taxes
The Company is included in the federal income tax return filed by its parent. The parent's operations, exclusive of the Company, resulted in Federal and state tax liabilities. The Company's stand-alone results of operations generated no tax liability. Accordingly, no income tax expense has been allocated to the company on a separate reporting basis.

3. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2015, one customer accounted for 100% of the Company's revenue.

4. NET CAPITAL

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1.

As of December 31, 2015, the Company had net capital of $56,170, which exceeded required net capital by $51,170 and aggregate indebtedness of $22,929. The Company's aggregate indebtedness to net capital ratio was .41 to 1 as of December 31, 2015.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

5. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent whereby the Parent pays certain expenses, such as occupancy, supplies, equipment and salaries, on behalf of the Company for which the Parent is reimbursed. These expenses are allocated to the company in accordance to the Agreement and the apportionment is based on reasonable allocation agreed by the parties.

Additionally, the Company and Parent may, from time to time, work collaboratively whereby the Parent provides consultancy support to the Company, and will charge the Company for chargeable and recoverable hours worked, in accordance with the terms of the Agreement. The Company reimburses the Parent for these expenses, and they have been included in Accrued Expenses to Parent Company on the accompanying statement of financial condition. As of December 31, 2015, amounts not yet reimbursed have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition, in the amount of $15,329.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

6. COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

7. SIPC RECONCILIATION REQUIREMENT

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

8. SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2015, and February 17, 2016, when the financial statements were issued. There were no transactions or events that required disclosure as subsequent events.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
SUPPLEMENTARY SCHEDULE
DECEMBER 31, 2015

SCHEDULE I

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Aggregate Indebtedness			
Accounts payable and accrued expenses	7,600		
Accounts payable to related parties	15,329		
Total Aggregate Indebtedness		$	22,929
Total Members' Equity		$	57,059
Adjustments to Net Capital			
Prepaid expenses	(889)		
Total Adjustments to Net Capital			(889)
Net Capital, as defined		$	56,170
Computation of Basic Net Capital Requirement			
(a) Minimum net capital required (6 2/3 % of total aggregate indebtness)			1,529
(b) Minimum net capital required of broker dealer		$	5,000
Net Capital Requirement (Greater of (a) or (b))		$	5,000
Net Capital In Excess of Requirement		$	51,170
Net Capital less greater of 10% of A.I. or 120% of Net Capital Requirement		$	50,170
Ratio Of Aggregate Indebtedness To Net Capital			.41 to 1
Reconciliation with the Company's computation of net capital:			
Net capital as reported in the Company's Part IIA (unaudited)			
Focus Report		$	56,170
Net audit adjustments			-
Increase in non-allowables and haircuts			-
Net capital per above		$	56,170

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2015.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

JEGI, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2015 without exception.

William Hitzig, Chief Compliance Officer

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members of
JEGI, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) JEGI, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which JEGI, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) JEGI, LLC stated that JEGI, LLC met the identified exemption provision throughout the most recent fiscal year without exception. JEGI, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JEGI, LLC 's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ KBL, LLP
New York, NY
February 17, 2016

535 Fifth Avenue, 16th Floor, New York, NY 10017 **212.785.9700**